UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.   )

Under the Securities Exchange Act of 1934

PSQ Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

G7185D106
(CUSIP Number)

Omeed Malik

214 Brazilian Avenue Suite, 200-J

Palm Beach, FL 33480

561-805-3588

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 19, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7185D106

1.	Names of reporting persons Omeed Malik Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power –
	8.	Shared Voting Power 1,270,111 (1)
	9.	Sole Dispositive Power –
	10.	Shared Dispositive Power 1,270,111 (1)

11.	Aggregate Amount Beneficially Owned by Each reporting person 2,470,111
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%(2)
14.	Type of reporting person (See Instructions) OO

(1)	Consists of 544,736 shares of Class A common stock, par value $0.0001 per share (“Class A Shares”), and 1,200,000 warrants to purchase Class A shares (“Warrants”). Upon the closing of the business combination (the “Business Combination”) of PublicSq. Inc. (f/k/a PSQ Holdings, Inc.) (“PSQ”) and Colombier Acquisition Corp. (“Colombier”) on July 19, 2023, all of the Reporting Persons’ holdings of Class B common stock, par value $0.0001 per share (“Class B Shares”), were converted into Class A Shares.

(2)	Percentage based on 26,044,298 outstanding Class A Shares, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. G7185D106

1.	Names of reporting persons Knights Court LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power –
	8.	Shared Voting Power 725,375(1)
	9.	Sole Dispositive Power –
	10.	Shared Dispositive Power 725,375(1)

11.	Aggregate Amount Beneficially Owned by Each reporting person 2,470,111
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%(2)
14.	Type of reporting person (See Instructions) CO

(1)	Consists of 725,375 Class A Shares. Upon the closing of the Business Combination on July 19, 2023, all of the Reporting Persons’ holdings of Class B Shares were converted into Class A Shares.

(2)	Percentage based on 26,044,298 outstanding Class A Shares, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. G7185D106

1.	Names of reporting persons Omeed Malik
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,470,111(1)
	8.	Shared Voting Power –
	9.	Sole Dispositive Power 2,470,111(1)
	10.	Shared Dispositive Power –

11.	Aggregate Amount Beneficially Owned by Each reporting person 2,470,111
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%(2)
14.	Type of reporting person (See Instructions) IN

(1)	Consists of 1,270,111 Class A Shares and 1,200,000 Warrants owned by Omeed Malik Advisors LLC and Knights Court LLC. Mr. Malik exercises voting and investment control over the Class A Shares that are held by Omeed Malik Advisors LLC and Knights Court LLC. Upon the closing of the Business Combination on July 19, 2023, all of the Reporting Persons’ holdings of Class B Shares were converted into Class A Shares.

(2)	Percentage based on 26,044,298 outstanding Class A Shares, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2023.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule”), relates to the Class A Shares of PSQ Holdings, Inc., 222 Lakeview Avenue, Suite 800, West Palm Beach, Florida 33401.

Item 2.	Identity and Background

(a)	This Schedule is being filed jointly on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Omeed Malik Advisors LLC

2.	Knights Court LLC

3.	Omeed Malik

(b)	The principal business address of each of the Reporting Persons is as follows:

214 Brazilian Avenue Suite, 200-J

Palm Beach, FL 33480

(c)	Omeed Malik Advisors LLC and Knights Court LLC are engaged in various interests, including investments. Mr. Malik is principally employed as the Founder and Chief Executive Officer of Farvahar Partners.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Malik is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Class A Shares to which this Schedule 13D relates were acquired by the Reporting Persons in connection with the Agreement and Plan of Merger, dated as of February 27, 2023, (the “Merger Agreement”), by and among PSQ, Colombier and Colombier-Liberty Acquisition, Inc. (“Merger Sub”). Pursuant to the Merger Agreement, PSQ merged into Merger Sub with PSQ surviving the merger as a wholly owned subsidiary of Colombier. At the closing of the Business Combination (the “Closing”), Colombier changed its name to “PSQ Holdings, Inc.” The Closing of the Business Combination occurred on July 19, 2023. In connection with the Merger Agreement, all of the Class B Shares of the Issuer previously held by the Reporting Persons were converted into Class A Shares.

Item 4.	Purpose of Transaction

The information set forth in Item 3, Item 5 and Item 6 are hereby incorporated by reference in its entirety. Mr. Malik serves as a member of the board of directors of the Issuer. Accordingly, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Persons are deemed to beneficially own an aggregate of 2,470,111 Class A shares, consisting of 1,270,111 Class A Shares and 1,200,000 Warrants that are exercisable 30 days after completion of the Issuer’s initial business combination. The foregoing represents beneficial ownership of approximately 9.4% of the outstanding Class A Ordinary Shares based on 26,044,298 outstanding Class A Shares, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2023.

(b)	Each of Omeed Malik Advisors LLC and Knights Court LLC is controlled by Mr. Malik, its managing member, and Mr. Malik has the sole power to dispose or direct the disposition of all of the Class A Shares that he beneficially owned as of September 8, 2023.

(c)	Except as described in Item 3, the Reporting Persons have not effected any transactions in the Class A Shares of the Issuer in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

Insider Letter. Pursuant to a letter agreement, dated June 8, 2021, by and among Colombier, its officers and directors, and Colombier Sponsor, LLC (the “Letter Agreement”) or joinders thereto, each of the Reporting Persons became subject to a lock-up whereby, subject to certain limited exceptions, their Class A Shares are not transferable or salable until the earlier of (A) one year after the completion of Colombier’s initial business combination or (B) subsequent to its initial business combination, if (x) the closing price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after its initial business combination, or (y) Colombier completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Colombier’s stockholders having the right to exchange their shares of Colombier Common Stock for cash, securities or other property.

Item 7.	Material to be Filed as Exhibits

1	Joint Filing Agreement
2	Agreement and Plan of Merger, dated as of February 27, 2023, by and among Colombier Acquisition Corp., PSQ Holdings, Inc., Colombier-Liberty Acquisition, Inc., and Colombier Sponsor LLC in its capacity as Purchaser Representative thereunder (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on February 28, 2023)
3	Form of Letter Agreement by and between Colombier Acquisition Corp. and certain other parties thereto (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on June 11, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2023	Omeed Malik Advisors LLC

	By:	/s/ Omeed Malik
	Name:	Omeed Malik
	Title:	Managing Member

Knights Court LLC

	By:	/s/ Omeed Malik
	Name:	Omeed Malik
	Title:	Managing Member

/s/ Omeed Malik
Omeed Malik